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SEC FILE NUMBER
8-33612

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. B. McKenna & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 West Main Street
(No. and Street)

Bennington	VT	05201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald B. McKenna (802) 447-1538
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow Lufkin & Buggy, LLP
(Name — // individual, state last, first, middle name)

10 Tower Lane	Avon	CT	06001
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

MK D.B. McKENNA & CO., INC.
207 West Main Street • Bennington, Vermont 05201
Financial Planning/Investments
(802) 447-1538 • Fax (802) 447-0034

Affirmation

I, Donald B. McKenna, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of D. B. McKenna & Co., Inc. (the Company) for the year ended December 31, 2009 and 2008 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 3/22/10
Date

Donald B. McKenna

Notary Public

D. B. McKenna & Co., Inc.
Independent Auditors' Report, Financial Statements and Supplemental Information
As of and for the Years Ended December 31, 2009 and 2008

Table of Contents

Saslow
Lufkin &
Buggy, LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

To the Board of Directors and Stockholders
of D. B. McKenna & Co., Inc.:

We have audited the accompanying statement of financial condition of D. B. McKenna & Co., Inc. (the Company) as of December 31, 2009 and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2008 were audited by other auditors whose report dated February 16, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. B. McKenna & Co., Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
March 30, 2010

10 Tower Lane
Avon CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

D. B. McKenna & Co., Inc.
Statements of Financial Condition
December 31, 2009 and 2008

	2009		2008	
Assets				
Current assets:				
Cash and cash equivalents	$	166,712	$	162,843
Accounts receivable		268		571
Total current assets		166,980		163,414
Investments		15,246		14,023
Fixed assets:				
Equipment		80,140		77,898
Accumulated depreciation		(72,903)		(69,152)
Fixed assets, net		7,237		8,746
Total assets	$	189,463	$	186,183
Liabilities and Stockholders' Equity				
Liabilities:				
Accrued expenses	$	28,077	$	26,594
Total liabilities		28,077		26,594
Stockholders' equity:				
Common stock, no par value, 10 shares authorized, issued and outstanding, at cost		8,000		8,000
Contributed capital		40,000		40,000
Accumulated other comprehensive loss		(6,678)		(7,901)
Retained earnings		120,064		119,490
Total stockholders' equity		161,386		159,589
Total liabilities and stockholders' equity	$	189,463	$	186,183

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Statements of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions	$ 433,648	$ 495,339
Professional fees	28,484	5,543
Dividend and interest income	701	4,113
Total revenues	462,833	504,995
Expenses:		
Wages	331,026	358,118
Employee benefits	37,805	41,807
Payroll and other taxes	24,598	24,202
Rent	22,152	20,430
Office supplies	11,526	10,687
Insurance	10,503	11,297
Licenses, dues and fees	7,385	8,089
Depreciation	3,751	3,967
Professional fees	3,248	7,808
Advertising	3,189	9,096
Telephone	1,923	2,025
Publications	1,650	1,760
Auto expense	1,520	3,237
Television service	1,257	1,175
Travel and entertainment	416	565
Miscellaneous	60	-
Total expenses	462,009	504,263
Net income before taxes	824	732
Provision for taxes	(250)	(250)
Net income	574	482
Other comprehensive income (loss):		
Unrealized gain (loss) on investments	1,223	(16,414)
Comprehensive income (loss)	$ 1,797	$ (15,932)

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2009 and 2008

	Common Stock	Contributed Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2008	$ 8,000	$ 40,000	$ 8,513	$ 119,008	$ 175,521
Unrealized loss on investments	-	-	(16,414)	-	(16,414)
Net income	-	-	-	482	482
Balance at December 31, 2008	8,000	40,000	(7,901)	119,490	159,589
Unrealized gain on investments	-	-	1,223	-	1,223
Net income	-	-	-	574	574
Balance at December 31, 2009	$ 8,000	$ 40,000	$ (6,678)	$ 120,064	$ 161,386

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 574	$ 482
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,751	3,967
Changes in assets and liabilities:		
Accounts receivable	303	(210)
Accrued expenses	1,483	6,537
Net cash provided by operating activities	6,111	10,776
Cash flows from investing activities:		
Purchases of equipment	(2,242)	(1,878)
Net cash used in investing activities	(2,242)	(1,878)
Net increase in cash and cash equivalents	3,869	8,898
Cash and cash equivalents, beginning of year	162,843	153,945
Cash and cash equivalents, end of year	$ 166,712	$ 162,843

The accompanying notes are an integral part of these financial statements.

Note 1 - General

Organization - D. B. McKenna & Co., Inc. (the Company) is a privately owned corporation. It operates as a retail stock brokerage business and is located at 207 Main Street in Bennington, Vermont. D.B. McKenna Co., Inc. operates through a broker-dealer contract with Raymond James and Associates, Inc.

Description of Business - The Company does not hold funds or securities for, or owe funds or securities to customers. The Company is involved in mutual fund sales and is subject to the reserve requirement provisions of Rule 15c3-3. However, to conform to the exemption provision under Rule 15c3-3, the Company has established a segregated cash account for the exclusive benefit of customers and is exempt from the calculation of a reserve requirement within Rule 15c3-3 under the exemptive provision Section (k)(2)(i) of the Securities and Exchange Act of 1934.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company is subject to federal and state security laws, as well as FINRA regulations.

Note 2 - Summary of Significant Accounting Policies

Basis of Reporting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which require management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 168, "*FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - A Replacement of FASB Statement No. 162*". This guidance establishes the FASB Accounting Standards Codification (ASC or the Codification) as the source of authoritative GAAP for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal securities laws will remain authoritative GAAP for SEC registrants. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification will not change existing GAAP, the adoption of this guidance did not have an impact on the financial condition or results of operations of the Company.

Cash and Cash Equivalents - For financial statement purposes, the Company considers all short-term investments with an original maturity of three months or less from the date of purchase to be cash equivalents. For these short-term investments, the carrying value is an estimate of market value. The Federal Depository Insurance Corporation (FDIC) insures cash balances up to $250,000 per customer, per bank. In addition, FDIC coverage for balances in non-interest bearing transaction deposit accounts is unlimited if the bank elects to participate. Amounts in excess of the FDIC limits are uninsured.

Note 2 - Summary of Significant Accounting Policies (continued)

Investments - The Company classifies its investments in accordance with FASB ASC 820, "*Fair Value Measurements and Disclosures*". For financial statement elements currently required to be measured at fair value, FASB ASC 820 redefines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. The new definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability, which is referred to as the exit price. FASB ASC 820 provides guidance on how to measure fair value, when required, under existing accounting standards. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels (Level 1, 2, and 3).

Level 1 - Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 - Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities.

Level 3 - Unobservable inputs reflecting the Company's estimates of the assumptions that market participants could use in pricing the asset or liability (including assumptions about risk).

The Company has classified its investments in accordance with FASB ASC 820, as further described in Note 3.

Fixed Assets - Equipment is recorded at cost and is being depreciated on the income tax basis. This basis does not conform to GAAP. The difference between the accelerated tax basis and straight-line depreciation does not materially affect the fair presentation of financial condition as of December 31, 2009 and 2008.

Income Taxes - FASB ASC 740, "*Income Taxes*" was adopted by the Company for fiscal year 2009 and establishes a threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. FASB ASC 740 is to be applied to all open tax years as of the date of effectiveness. The Company did not record any unrecognized tax benefits as of December 31, 2009. The adoption of FASB ASC 740 did not have a material impact on the financial statements.

The Company's policy is to include interest and penalties related to unrecognized tax benefits as a component of its provision for income taxes. As of December 31, 2009, the Company did not record any penalties or interest associated with unrecognized tax benefits. The Company has open tax years subject to examination.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Subsequent Events - Subsequent events have been evaluated through March 30, 2010, the date through which procedures were performed to prepare the financial statements for issuance.

Note 3 - Investments

As of December 31, 2009 and 2008, the Company held two common stocks with a market value of $15,246 and $14,023, respectively. The equities had unrealized losses of $6,678 and $7,901 as of December 31, 2009 and 2008, respectively. These equities are classified as Level 1 in accordance with FASB ASC 820. Management believes there are no other than temporary impaired securities and no impairment losses have been recognized in 2009 or 2008.

Note 4 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $50,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

As of December 31, 2009 and 2008, the Company had net capital of $149,600 and $150,843, respectively, with a minimum net capital requirement of $50,000 for both years. The ratio of aggregate indebtedness to net capital was .19 to 1 and .18 to 1 for December 31, 2009 and 2008, respectively.

Note 5 - Income Taxes

The Company has provided a provision for the minimum state income tax of $250 and has no federal income taxes for the years ended December 31, 2009 and 2008.

Note 6 - Concentrations of Credit Risk

The Company is exposed to market risk on the various cash and investments it holds related only to its net capital requirements. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and the liquidity of the markets in which financial instruments are traded.

The Company is also exposed to credit risk, which is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless (default risk). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

D. B. McKenna & Co., Inc.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009 and 2008

	2009	2008
Net Capital:		
Stockholders' equity	$ **161,386**	$ 159,589
Nonallowable assets	**(11,786)**	(8,746)
Total net capital	**149,600**	150,843
Less: net capital requirement [6.67% of aggregate indebtedness or $50,000]	**50,000**	50,000
Net capital in excess of requirements	$ **99,600**	$ 100,843
Aggregate Indebtedness:		
Total liabilities	$ **28,077**	$ 26,594
Aggregate indebtedness	$ **28,077**	$ 26,594
Ratio of aggregate indebtedness to net capital	**0.19**	**0.18**

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2009 and 2008.

See accompanying independent auditors' report.

Saslow
Lufkin &
Buggy, LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Supplemental Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Board of Directors and Stockholders
of D. B. McKenna & Co., Inc.:

In planning and performing our audit of the financial statements of D. B. McKenna & Co., Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the propose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10 Tower Lane
Avon CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with general accepted accounting principles such that there is a more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
March 30, 2010

SLB

Saslow Lufkin & Buggy, LLP

Certified Public Accountants and Consultants

D. B. McKenna & Co., Inc.

(SEC File No. 8-33612)

Independent Auditors' Report, Financial Statements and Supplemental Information

As of and for the Years Ended December 31, 2009 and 2008



SB
Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

D.B. McKenna & Co., Inc.
(SEC File No. 8-33612)

This report contains: (check all applicable boxes)

☑ (a) Facing page.

☑ (b) Statements of Financial Condition.

☑ (c) Statements of Operations.

☑ (d) Statements of Cash Flows.

☑ (e) Statements of Changes in Stockholders' Equity.

☐ (f) Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).

☑ (g) Computation of Net Capital.

☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).

☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).

☑ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business, and Note 4 - Net Capital).

☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

☑ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report (not applicable).

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].

☑ (o) Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).

☐ (p) Schedule of segregation requirements and funds in segregation - customer's regulated commodity futures account pursuant to Rule 171-5 (not applicable).